Bioral Nutrient Delivery, LLC

5310 Cypress Center Drive, #101

Tampa, FL 33609

February 9, 2005

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Bioral Nutrient Delivery, LLC

Request to Withdrawal Registration Statement on Form SB-1

File No. 333-112987

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Bioral Nutrient Delivery, LLC (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form SB-1 (File No. 333-112987) originally filed with the Commission on February 20, 2004, together with all exhibits thereto (collectively, the “Registration Statement”). The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and has been determined to be in the best interest of the stockholders of the Company’s parent, BioDelivery Sciences International, Inc. (“BDSI”). The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.

The Company hereby respectfully requests that the Commission contact the Company’s counsel, Douglas S. Ellenoff, Esq. of Ellenoff Grossman & Schole LLP (212-370-1300), to confirm its granting of the Company’s request and provide the Company with a copy of the order granting withdrawal of the Registration Statement when available. If you have any questions regarding this application for withdrawal, please contact Mr. Ellenoff at (212) 370-1300.

Sincerely,

/s/ Francis E. O’Donnell, Jr.
Francis E. O’Donnell, Jr., M.D. President and Chief Executive Officer Bioral Nutrient Delivery, LLC